UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

BROADCASTER, INC. (formerly International Microcomputer Software, Inc.)
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

459862306
(CUSIP Number)

Nolan Quan AccessMedia Networks, Inc. 9201 Oakdale Avenue, Suite 200 Chatsworth, CA 91311 (323) 988-0754	Michael Gardner Baytree Capital Associates LLC The Trump Building 40 Wall Street 58th Floor New York, NY 10005 (212) 509-1700

With copies to:

Kathryn Felice, Esq. AccessMedia Networks, Inc. 9201 Oakdale Avenue, Suite 200 Chatsworth, CA 91311 (323) 988-0754

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2006
(Date of Event which Requires Filing of this Statement)

CUSIP No. 459862306	13D	Page 2 of 13 Pages

NOTE: This Schedule 13D is identical to the Schedule 13D filed with the Securities and Exchange Commission on June 12, 2006.  It is being re-filed for the sole purpose of referencing the correct CIK number of the company.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459862306	13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Nolan Quan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
	7	SOLE VOTING POWER
NUMBER OF SHARES		20,880,000 (See Items 2 and 5)
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH		10,694,300 (See Items 2, 3, 4 and 5)
REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH		20,880,000 (See Items 2 and 5)
	10	SHARED DISPOSITIVE POWER
10,694,300 (See Items 2, 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,574,300 (See Items 2, 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 46.06% (See Item 5)
14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 459862306	13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Michael Gardner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
	7	SOLE VOTING POWER
NUMBER OF SHARES		10,694,300 (See Items 2, 3 and 5)
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH		20,880,000 (See Items 2, 4 and 5)
REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH		10,694,300 (See Items 2, 3 and 5)
	10	SHARED DISPOSITIVE POWER
20,880,000 (See Items 2, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,574,300 (See Items 2, 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 46.06% (See Item 5)
14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 459862306	13D	Page 5 of 13 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, no par value per share (“Common Stock”), of Broadcaster, Inc., a company organized under the laws of the State of California. (the “Company”). The principal executive office of the Company is located at 9201 Oakdale Avenue, Suite 200, Chatsworth, CA 91311.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by Mr. Nolan Quan and Mr. Michael Gardner (each, a “Reporting Person” and collectively, the “Reporting Persons”). Additionally, information is included herein with respect to Software People LLC, a Wyoming limited liability company (“Software People”), Trans Global Media LLC, a Wyoming limited liability company (“Trans Global”), Access Media Technologies LLC, a Wyoming limited liability company (“Access Media Tech”), Broadcaster LLC, a Nevada limited liability company (together with Software People, Trans Global and Access Media Tech, the “Access Media Entities”) and Baytree Capital Associates LLC, a Delaware limited liability company (“Baytree Capital,” together with the Access Media Entities, the “Item 2 Persons”). Mr. Quan is the sole director and managing member of each of the Access Media Entities. Mr. Michael Gardner is the sole managing member of Baytree Capital.

The Reporting Persons are making this single filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. A copy of the Joint Filing Agreement by and among the Reporting Persons is attached hereto as Exhibit 1. Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.

Mr. Quan has his business address at 9201 Oakdale Avenue, Suite 200, Chatsworth, CA 91311. Mr. Quan’s principal occupation is as a director of Alchemy Communications, Inc., a California corporation, with its principal business office at 1200 West 7th Street, Suite L1-100, Los Angeles, CA 90017. Mr. Quan is a citizen of the United States.

The address of the principal business office of Software People is 123 West First Street, #675, Casper, WY 82601, and Software People was formed for purposes of new business development. The address of the principal business office of Trans Global is 2424 Pioneer Avenue, #405, Cheyenne, WY 82001, and Trans Global was formed for purposes of new business development. The address of the principal business office of Access Media Tech is 123 West First Street, #675, Casper, WY 82601, and Access Media Tech was formed for purposes of new business development. The address of the principal business office of Broadcaster LLC is 3540 West Sahara Avenue, #763, Las Vegas, NV 89102, and Broadcaster LLC was formed for purposes of new business development.

CUSIP No. 459862306	13D	Page 6 of 13 Pages

Mr. Gardner has his business address at 40 Wall Street, 58th Floor, New York, NY 10005. Mr. Gardner’s principal occupation is as the managing member of Baytree Capital.

The address of the principal business office of Baytree Capital is 40 Wall Street, 58th Floor, New York, NY 10005, and Baytree Capital was formed to pursue investment opportunities.

During the past five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Item 2 Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Item 2 Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described under Item 4 below, the Reporting Persons, the Items 2 Person and other parties thereto entered into the Merger Agreement (as defined below), pursuant to which the Company agreed to acquire AccessMedia Networks, Inc., a Delaware corporation (“AccessMedia”), for an aggregate total of 29 million shares of Common Stock. In addition, Mr. Gardner acquired 124,300 shares of Common Stock in the open market with funds obtained from general funds available to Mr. Gardner.

Item 4.	Purpose of Transaction

Amended and Restated Agreement and Plan of Merger

Pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of March 24, 2006 (the “Merger Agreement”), by and among the Company, AccessMedia and ACCM Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), the Company completed its acquisition of AccessMedia on June 1, 2006 (the “Merger”). As a result, the Reporting Persons and the Item 2 Persons, constituting all of the former stockholders of AccessMedia, were issued an aggregate total of 29 million shares of Common Stock with the potential to earn an additional 35 million shares of Common Stock as an “earnout” pursuant to the terms of the Merger Agreement.

The foregoing summary of the Merger is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2 to this statement on Schedule 13D, and incorporated herein in its entirety by reference.

CUSIP No. 459862306	13D	Page 7 of 13 Pages

Company Voting Agreement

As a condition and an inducement to the Company’s willingness to enter into the Merger Agreement, the Reporting Persons have entered into individual voting agreements, each dated as of December 16, 2005 (collectively, the “Company Voting Agreement”), with the Company, whereby the Reporting Persons have agreed to vote, or give written consent, with respect to their shares of Common Stock to each election of directors to the Board of Directors of the Company, following the Merger, in favor of Martin Wade, III and each other individual nominated by the Company (subject to the Reporting Persons’ right to have certain individuals designated by their representative pursuant to the terms of the Merger Agreement) until the earlier of (i) December 31, 2010 and (ii) the date on which the former stockholders of AccessMedia beneficially own a majority of the outstanding shares of Common Stock. No funds were used and no funds are to be used by the Reporting Persons in entering into the Company Voting Agreement.

The foregoing summary of the Company Voting Agreement is qualified in its entirety by reference to the form of Company Voting Agreement included as Exhibit 3 to this statement of Schedule 13D and incorporated herein in its entirety by reference.

Lock-up Agreement

In connection with the Merger Agreement, certain shareholders of the Company, including the Reporting Persons and Item 2 Persons, entered or may enter into individual lock-up agreements (collectively, the “Lock-up Agreement”), pursuant to which such shareholders agree not to Transfer (as defined in the Lock-up Agreement), any Common Stock owned by such shareholders for a period of twelve (12) months following the closing of the Merger.

It is contemplated that each such shareholder may Transfer up to two percent (2%) of Common Stock owned by such shareholder in each sixty (60) day period during the twelve (12) month period. In addition, the number of shares of Common Stock that may be Transferred during any sixty (60) day period may be increased above two percent (2%) at the discretion of Baytree Capital if (i) Baytree Capital determines in good faith that such Transfers will not have an adverse effect on the market for Common Stock, and (ii) such increase applies on a pro rata basis to each shareholder who has executed a lockup agreement on the date hereof.

The foregoing summary of the Lock-up Agreement is qualified in its entirety by reference to the form of Lock-up Agreement included as Exhibit 4 to this statement of Schedule 13D and incorporated herein in its entirety by reference.

Parent Voting Agreement

Certain shareholders of the Company, including Baytree Capital, have entered into individual voting agreements, each dated as of December 16, 2005 (collectively, the “ Parent Voting Agreement”), with AccessMedia, whereby such Company shareholders have agreed to vote, or give written consent, with respect to their shares of Common Stock in favor of electing Martin Wade III and each individual nominated by the Stockholders’ Representative (as defined in the Merger Agreement) to become a member of the Board of Directors of the Company following the closing date of the Merger and (ii) in favor of electing a sufficient number of individuals to the Company’s Board of Directors nominated by the Stockholders’ Representative such that said individuals would represent a majority of the Board of Directors, after the closing date of the Merger and the date upon which AccessMedia achieves revenue of $20,000,000. No funds were used and no funds are to be used by AccessMedia in entering into the Parent Voting Agreement. The Parent Voting Agreements terminate upon the earlier to occur of (i) December 31, 2010 and (ii) the date on which the former stockholders of AccessMedia beneficially own a majority of the outstanding Common Stock.

CUSIP No. 459862306	13D	Page 8 of 13 Pages

The foregoing summary of the Parent Voting Agreement is qualified in its entirety by reference to the form of Parent Voting Agreement included as Exhibit 5 to this statement of Schedule 13D and incorporated herein in its entirety by reference.

Except as set forth herein, none of the Reporting Persons have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b)  Access Media Entities are the record owners of an aggregate of 20,880,000 shares of Common Stock. Because of Mr. Quan’s relationship with each of the Access Media Entities, Mr. Quan may be deemed to have indirect beneficial ownership of 20,880,000 shares of Common Stock and the sole power to vote and dispose or to direct the vote and disposition of 20,880,000 shares of Common Stock. In addition, pursuant to the Company Voting Agreement, Mr. Quan may be deemed to have shared power to vote 10,694,300 shares of Common Stock beneficially owned by Mr. Gardner. As such, Mr. Quan may be deemed to beneficially own an aggregate of 31,574,300 shares of Common Stock, representing approximately 46.06% of the outstanding shares of Common Stock based on 68,548,062 of shares of Common Stock outstanding (as represented by the Company in the Merger Agreement) and assuming the issuance of Common Stock upon the exercise of outstanding stock options which are exercisable within 60 days. However, Mr. Quan disclaims beneficial ownership of such Common Stock beneficially owned by Mr. Gardner.

Baytree Capital is the record owner of 2,450,000 shares of Common Stock and Mr. Gardner is the record owner of 8,244,300 shares of Common Stock. Because of Mr. Gardner’s relationship with Baytree Capital, Mr. Gardner may be deemed to have indirect beneficial ownership of 2,450,000 shares of Common Stock and the sole power to vote and dispose or to direct the vote and disposition of 2,450,000 shares of Common Stock, in addition to 8,244,300 shares of Common Stock held by Mr. Gardner directly. In addition, pursuant to the Company Voting Agreement, Mr. Gardner may be deemed to have shared power to vote 20,880,000 shares of Common Stock beneficially owned by Mr. Quan. As such, Mr. Gardner may be deemed to beneficially own an aggregate of 31,574,300 1  shares of Common Stock, representing approximately 46.06% of the outstanding shares of Common Stock based on 68,548,062 of shares of Common Stock outstanding (as represented by the Company in the Merger Agreement) and assuming the issuance of Common Stock upon the exercise of outstanding stock options which are exercisable within 60 days. However, Mr. Gardner disclaims beneficial ownership of such Common Stock beneficially owned by Mr. Quan.

1 Excluding any share of Common Stock beneficially owned by other parties to the Parent Voting Agreement.

CUSIP No. 459862306	13D	Page 9 of 13 Pages

The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(c)  Except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by the Reporting Persons or to the best of their knowledge of the individuals identified in Item 2 above.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this statement on Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, the Item 2 Persons and between such person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

1.  Joint Filing Agreement, dated as of June 11, 2006, by and among the Reporting Persons.

2. Amended and Restated Agreement and Plan of Merger, dated as of March 24, 2006, by and among Broadcaster, Inc. (formerly International Microcomputer Software, Inc.), ACCM Acquisition Corp., AccessMedia Networks, Inc. and the stockholders of AccessMedia Networks, Inc.

3.  Form of Company Voting Agreement, made and entered into as of December 16, 2005, by and between AccessMedia Networks, Inc. and certain stockholders of Broadcaster, Inc. (formerly International Microcomputer Software, Inc.).

4. Form of Lock-up Agreement.

CUSIP No. 459862306	13D	Page 10 of 13 Pages

5. Form of Parent Voting Agreement, made and entered into as of December 16, 2006, by and among AccessMedia Networks, Inc., Baytree Capital Associates LLC and other parties thereto.

CUSIP No. 459862306	13D	Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned and the Access Media Entities is true, complete and correct.

Dated: June 11, 2006

/s/ Nolan Quan
Nolan Quan

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 459862306	13D	Page 12 of 13 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated: June 11, 2006

/s/ Michael Gardner
Michael Gardner

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 459862306	13D	Page 13 of 13 Pages

Exhibit Index

Exhibit Number	Description of Document

1	Joint Filing Agreement, dated as of June 11, 2006, by and among the Reporting Persons*

2
Amended and Restated Agreement and Plan of Merger, dated as of March 24, 2006, by and among Broadcaster, Inc. (formerly International Microcomputer Software, Inc.), ACCM Acquisition Corp., AccessMedia Networks, Inc. and the stockholders of AccessMedia Networks, Inc. (1)

3
Form of Company Voting Agreement, made and entered into as of December 16, 2005, by and between AccessMedia Networks, Inc. and certain stockholders of Broadcaster, Inc. (formerly International Microcomputer Software, Inc.) (2)

4	Form of Lock-up Agreement*

5	Form of Parent Voting Agreement, made and entered into as of December 16, 2006, by and among AccessMedia Networks, Inc., Baytree Capital Associates LLC and other parties thereto (3)

__________________________________________________
*	Filed hereto.

(1) Incorporated by reference to Exhibit 2.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2006.

(2)  Incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on May 5, 2006.

(3)  Incorporated by reference to Exhibit B to Exhibit 2.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2006.